Exhibit 21

LIST OF SUBSIDIARIES

The following is a list of all subsidiaries of Trustmark Corporation as of December 31, 2021, and the jurisdiction in which each was organized. Each subsidiary does business under its own name.

Name	Jurisdiction Where Organized
Trustmark National Bank	United States
F. S. Corporation (inactive)	Mississippi
First Building Corporation (inactive)	Mississippi
Trustmark Preferred Capital Trust I	Delaware
Trustmark Securities, Inc. (1) (inactive)	Mississippi
Fisher Brown Bottrell Insurance, Inc. (1)	Mississippi
Trustmark Investment Advisors, Inc. (1)	Mississippi
Southern Community Capital, LLC (1)	Mississippi

(1)
Subsidiary of Trustmark National Bank.